Guggenheim Strategic Opportunities Fund
227 West Monroe Street
Chicago, Illinois 60606

November 10, 2016

Asen Parachkevov
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Strategic Opportunities Fund –
Registration  Statement on Form N-2
(File Nos. 333-213452 and 811-21982)

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Strategic Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-213452 and 811-21982) (the “Registration Statement”) so that it may become effective at 2:00 p.m., Eastern time, on Monday, November 14, 2016, or as soon as practical thereafter.

Sincerely,

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By:    /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary